November 12 , 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	PROOF Acquisition Corp I Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 Submitted on October 15, 2021 CIK No. 0001853070

Ladies and Gentlemen:

Set forth below is the response of PROOF Acquisition Corp I (referred to herein as “we” or the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 8, 2021 with respect to the above-referenced Amendment No. 1 to Confidential Draft Registration Statement on Form S-1.

Concurrent with the submission of this letter, we are publicly filing a Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment. All references to page numbers and captions in the responses correspond to the Registration Statement unless otherwise specified.

Amendment to Draft Registration Statement on Form S-1

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1. We note your independent accountant's report refers to the company as Proof Acquisition Corp in the opinion paragraph of the report. Please revise to have your auditor reference the full name of the company, Proof Acquisition Corp I.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the section entitled “Report of Independent Registered Public Accounting Firm,” on page F-2, to reference the full name of the company, PROOF Acquisition Corp I.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (212) 378-7507.

Very truly yours,

By:	/s/ Scott D. Fisher
Scott D. Fisher

Enclosures

cc:          Michael Zarlenga
PROOF Acquisition Corp I